Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2010

Prepared as at February 22, 2011

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	4

Business environment	5
Risk factors	5
Forward looking statements	5
Business plan and strategy	5

Results of operations	6

Liquidity and Capital Resources	8
Working capital	8
Key contractual obligations	8
Off balance sheet arrangements	9

Transactions with related parties	9

Financial and derivative instruments	9

Critical accounting estimates	9

Evaluation of disclosure controls and procedures	10

Outlook	10
Current outlook	10

Public securities filings	10

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation (“LiveReel” or the “Company”) for the three and six months ended December 31, 2010 should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended December 31, 2010 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2010. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This Management Discussion and Analysis (“MD&A”) is prepared by management as at February 22, 2011. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

During fiscal 2007 and 2008, LiveReel entered into various agreements to finance films in exchange for certain distribution rights.  However, these arrangements were concluded in the quarter ended September 30, 2008 when the last payment relating to the distribution of King of Sorrow for $20,179 was received.

The Company announced in November 2008 it had received board authorization to invest a portion of its excess cash on hand in exchange traded securities.  It pursued this strategy in the last six months of fiscal 2009, but due to market conditions, no such activities occurred in fiscal 2010 or the current fiscal year.  The Company continues to review different investment opportunities or business acquisitions both inside and outside of the film industry.

Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the Company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  It is the new board of directors and management team’s intention to continue to review investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LiveReel Production Corporation, (“LRPC”), or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15, 2012.  The Company also has an option to require the third party to purchase the subsidiary or its assets and assume its liabilities during this 24-month period.

On October 4, 2010, 100,000 options issued to the Chief Financial Officer were cancelled.

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

The following table summarizes financial information for the 2nd quarter of fiscal 2011 and the preceding seven quarters:

Quarters ended	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009

Total Revenue	-	-	-	-	-	-	(325)	139

Earnings (Loss) from continuing operations	(67,797)	(62,421)	(75,744)	(60,043)	(38,827)	(57,913)	(1,088,443)	37,631

Net loss per share - basic and diluted	0.00	0.00	0.00	0.00	0.00	0.00	(0.08)	0.00

During the quarter ended December 31, 2010, losses were increased from the quarter ended September 30, 2010 due primarily to an increase in shareholder information costs associated with the holding of the Company’s annual general meeting.

Number of Common Shares

The Company had the following common shares outstanding as of December 31, 2010 and February 22, 2011, the date of this report:

#

Shares issued and outstanding	23,521,744

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

A total of 18,767,200 shares issued are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2010.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

•	Our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal year 2010. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the second quarter of fiscal 2011.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

During fiscal 2009, the Company did deploy a portion of its excess cash by investing in exchange traded securities.  It did have some success in the third quarter of fiscal 2009, but then incurred significant losses in the fourth quarter of fiscal 2009.  As a result, the Company did not continue this practice in fiscal 2010 or in the current fiscal year.

In April 2010, the controlling shareholder of the business changed and a new Board of Directors and management team were appointed.  The new management team will continue to pursue investment opportunities or business acquisitions both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option to require the third party to purchase the subsidiary or its assets and assume its liabilities during this 24-month period.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities and business opportunities both within and outside of the film industry.

Results of Operations

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010	2009	2009
Income	$-	$-	$-	$-
Recovery (Expenses)	(67,797)	(130,218)	(38,827)	(96,740)
Net income (loss) for period	$(67,797)	$(130,218)	$(38,827)	$(96,740)
Deficit at end of period	$(8,172,867)		$(7,906,862)

Overview

The following were the key events in the three and six month periods ended December 31, 2010 –

(a)	On October 4, 2010, the Company cancelled 100,000 options previously issued to the Chief Financial Officer.

(b)	On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN. In addition, 293,600 previously issued warrants expired on November 30, 2010.

The following were the key events in the three and six month periods ended December 31, 2009 –

The Company entered into a new directors and officers policy which extended to June, 2010.

Income

The Company’s primary source of income historically has been earning interest income on excess cash balances.  Cash balances were too low in the three and six months ended December 31, 2010 to earn any such income.

Expenses

The overall analysis of the expenses is as follows:

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010	2009	2009

Consulting expenses	$40,000	$80,000	$15,000	$30,000
Shareholder information	12,087	16,847	5,097	5,969
Professional fees	10,075	18,460	657	657
Office and general	3,500	8,364	11,078	22,088
Foreign exchange loss	1,961	6,168	6,813	37,272
Bank charges and interest	174	379	182	754
	$67,797	$130,218	$38,827	$96,740

Consulting Expenses

Consulting fees include $30,000 of fees paid to the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the three months ended December 31, 2010.  Consulting fees include $60,000 of fees paid to the largest shareholder and $15,000 to the new Chief Executive Officer for various consulting services rendered in the six months ended December 31, 2010.   No such fees were paid in the three and six month period ended December 31, 2010 to either party.

Consulting fees in the three month period ended December 31, 2010 also include $2,500 paid to the Chief Financial Officer for services rendered during the period (three month period ended December 31, 2009 - $15,000 to the Chief Financial Officer).  Consulting fees in the six month period ended December 31, 2010 also include $5,000 paid to the Chief Financial Officer for services rendered during the period (six month period ended December 31, 2009 - $30,000 to the Chief Financial Officer).

Shareholder Information

Shareholder information costs in the three and six months ended December 31, 2010 include $9,462 of costs relating to the Company’s annual general meeting for its fiscal year ended June 30, 2010 and the balance related to transfer agent fees and regulatory and related filing fees.    In the three and six months ended December 31, 2009, costs relate to transfer agent fees and regulatory and related filing fees as no annual general meeting was held in the prior year.

Professional Fees

Professional fees in the three and six months ended December 31, 2010 were $10,075 and $18,460 respectively related to legal fees for reviewing the Company’s public filings, annual meeting fees and general corporate purposes.  Professional fees in the three and six months ended December 31, 2009 were $657 related to legal fees for general corporate purposes.

Office and general

In the three and six month period ended December 31, 2010, these costs were almost entirely for insurance costs relating to the Company’s directors’ and officers’ insurance policy.

Insurance costs for the three months ended December 31, 2010 of approximately $11,000 (six months ended December 31, 2009 - $22,000) relate to a directors’ and officers’ insurance policy entered into during June 2010 for a twelve month period of time.

Miscellaneous costs include the costs of various travel, courier, and other costs not categorized elsewhere in the financial statements.

Foreign Exchange Loss

Exchange loss for the three and six months ended December 31, 2010 and 2009  related entirely to the translation of US dollar balances and transactions into Canadian dollars at December 31, 2010 and 2009 compared to the exchange rate used at June 30 and September 30 in the respective periods as the Canadian dollar strengthened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

Liquidity and Capital Resources

Working Capital

As at December 31, 2010, the Company had a net working capital position of $55,492 as compared to a working capital position of $63,277 as at September 30, 2010 and $125,648 as of June 30, 2010.  Cash on hand as at December 31, 2010 was $48,624 compared to $81,491 as at September 30, 2010 and $144,006 in cash as at June 30, 2010.

The working capital position has decreased by approximately $8,000 on a quarter over quarter basis primarily due to the loss the Company incurred during the quarter offset by the proceeds received from the exercise of warrants as discussed earlier.

Key Contractual Obligations

These are detailed in Note 9 – commitments and contingent liabilities to the consolidated financial statements for the quarter ended December 31, 2010.

Off Balance Sheet Arrangements

At December 31, 2010 and 2009, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and six months ended December 31, 2010 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees include $30,000 of fees paid to the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the three months ended December 31, 2010.  Consulting fees include $60,000 of fees paid to the largest shareholder and $15,000 to the new Chief Executive Officer for various consulting services rendered in the six months ended December 31, 2010.   No such fees were paid in the three and six month period ended December 31, 2010 to either party.

Consulting fees in the three month period ended December 31, 2010 also include $2,500 paid to the Chief Financial Officer for services rendered during the period (three month period ended December 31, 2009 - $15,000 to the Chief Financial Officer).  Consulting fees in the six month period ended December 31, 2010 also include $5,000 paid to the Chief Financial Officer for services rendered during the period (six month period ended December 31, 2009 - $30,000 to the Chief Financial Officer).

b)
Professional fees include $7,500 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the period.  ($15,000 in the six month period ended December 31, 2010).  No such fees were paid in the three and six month period ended December 31, 2009.

Financial and Derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at December 31, 2010.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognized rating agency.

The carrying value of all other cash and cash equivalents, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company has never entered into and did not have at the end of the quarters ended December 31, 2010 and 2009, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in Note 2 to the consolidated financial statements for the year ended June 30, 2010. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2010.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $49,000 in cash with no significant debts. The Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  We are hopeful that we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report and Amendment No. 1 to Form 20-F/A is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.